United States Securities and Exchange Commission
February 24, 2017

February 24, 2017

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:        Mr. Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery

Re:            Micron Technology, Inc.
Form 10-K for the Fiscal Year Ended September 1, 2016
Filed October 28, 2016
Form 8-K filed December 21, 2016
File No. 001-10658

Dear Mr. James:

This letter responds to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated February 17, 2017 (the “Comment Letter”) to Micron Technology, Inc. (the “Company”) regarding the above-referenced Form 10-K for the fiscal year ended September 1, 2016 and the Form 8-K dated December 21, 2016. The Staff’s comment is copied below in bold typeface followed by the Company’s response.

Form 10-K for the Fiscal Year Ended September 1, 2016

Item 8. Financial Statements

Property, Plant, and Equipment, page 52

1.
We note from your response to comment 1 that your cost of goods sold was $22 million lower as a result of the change in the estimated useful lives of your equipment. Given that this represents approximately 13% of your operating income, please explain how you considered the disclosure requirements of ASC 250-10-50-4.

Response: For convenience, the Company has included its response to comment 1 in the Staff’s letter dated January 31, 2017. In addition, the Company has provided quantitative analysis, qualitative analysis and discussion of ASC 250-10-50-4 that were considered in assessing the disclosure requirements of ASC 250-10-50-4.

United States Securities and Exchange Commission
February 24, 2017

Previous Response

The change in estimate of useful lives of equipment in the Company’s DRAM wafer fabrication facilities from five to seven years affected approximately $3.7 billion of the Company’s $14.7 billion of property, plant, and equipment reported as of September 1, 2016. As a result of the change in estimate, depreciation in the fourth quarter of the Company’s fiscal year 2016 was lower by approximately $96 million. Depreciation of the Company’s manufacturing equipment is fully absorbed and allocated to inventory and accordingly does not impact the Company’s consolidated statement of operations until the related inventory is sold and revenue is recognized. At year-end, approximately $74 million of the reduction in depreciation remained in the Company’s year-end work in process and finished goods inventory balances. The remaining $22 million flowed through to cost of goods sold, representing approximately 0.2% of consolidated cost of goods sold for fiscal year 2016.

Quantitative Analysis

In assessing the significance of the impact of the change in estimate in fiscal year 2016, the Company also considered the cyclical nature of the semiconductor memory industry, as illustrated by the variation in the Company’s operating results from year to year:

	2013		2014	2015	2016
	(in millions)

Net sales	$9,073		$16,358	$16,192	$12,399
Gross margin	1,847		5,437	5,215	2,505
Operating income	236		3,087	2,998	168
Net income (loss) attributable to Micron	1,190	**	3,045	2,899	(276)
** Fiscal year 2013 included a non-operating gain of $1,484 million recorded in connection with the Company’s acquisition of Elpida Memory, Inc.

Semiconductor memory markets are highly cyclical with supply and demand in any given period significantly impacting the price the Company receives from the sale of its products. During fiscal year 2016, the Company’s DRAM and trade NAND average selling prices declined by 35% and 20%, respectively, and as a result, fiscal year 2016 was near break-even. In fiscal year 2017, the Company is experiencing a stronger market environment than in fiscal year 2016 and reported operating income of $359 million and net income attributable to Micron of $180 million for its first quarter of fiscal year 2017. While the effect of the change in estimate flowing through to cost of goods sold represented approximately 13% of operating income for fiscal year 2016, the after-tax impact was approximately 6% of the $276 million net loss attributable to Micron.

Qualitative Analysis

The Company also considered qualitative factors as noted in SEC Staff Accounting Bulletin No. 99 – Materiality (“SAB No. 99”), as codified by the FASB in ASC 250-10-S99. SAB No. 99 expresses the views of the Staff that exclusive reliance on certain quantitative benchmarks to assess materiality in preparing financial statements and performing audits of those financial statements is inappropriate; and that certain qualitative factors should also be considered. While SAB No. 99 addresses a number of considerations to assist in determining whether a misstatement is material to financial statements, the Company believes that such guidance is also appropriate to assist in determining whether a disclosure of a particular item is material to financial statements. The Company noted the $22 million impact of the change in useful lives does not trigger any of the qualitative factors considered in SAB No. 99. Further, the Company believes its disclosure in the context of the “surrounding circumstances” and the “total mix” of information is sufficient and that it is not probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by additional disclosure.

United States Securities and Exchange Commission
February 24, 2017

ASC 250-10-50-4

The Company noted ASC 250-10-50-4 states, “If a change in estimate does not have a material effect in the period of change but is reasonably certain to have a material effect in later periods, a description of that change in estimate shall be disclosed whenever the financial statements of the period of change are presented.” While the Company concluded the impact to the period of adoption was not material, the Company made the following disclosures in its filings, and expects to make similar MD&A and footnote disclosure in future filings as applicable, related to the expected impact of the change in estimated useful lives:

Form 10-K for the Fiscal Year Ended September 1, 2016

Due to the lengthening period of time between DRAM product technology node transitions, an increased re-use rate of equipment, and industry trends, we revised the estimated useful lives of equipment in our DRAM wafer fabrication facilities from five to seven years in the fourth quarter of 2016. For 2016, the effect of the revision was not material and we expect this change will reduce depreciation costs by approximately $100 million per quarter in future periods.

Form 10-Q for the Fiscal Quarter Ended December 1, 2016

Due to the lengthening period of time between DRAM product technology node transitions, an increased re-use rate of equipment, and industry trends, we revised the estimated useful lives of equipment in our DRAM wafer fabrication facilities from five to seven years in the fourth quarter of 2016. For 2017, we estimate the effect of the revision reduces depreciation costs by approximately $100 million per quarter.

Based on the above, the Company believes that it adequately considered and disclosed the information required by ASC 250-10-50-4, both in the period of change and in the subsequent period.

* * *

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (208) 363-1286.

Sincerely,

/s/ Ernest E. Maddock
Ernest E. Maddock
Chief Financial Officer and
Vice President, Finance

cc:	Joel L. Poppen – Vice President, Legal Affairs and General Counsel
Micron Technology, Inc.

D. Timothy Carey – Partner
PricewaterhouseCoopers LLP

John A. Fore – Partner
Wilson Sonsini Goodrich & Rosati